RedCloud Holdings plc

50 Liverpool Street

London, EC2M 7PY

United Kingdom

March 18, 2025

VIA EDGAR

Jenna Hough

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	RedCloud Holdings plc
Registration Statement on Form F-1, as amended
Filed November 06, 2024
File No. 333-283012

Dear Mr. Hough:

On March 14, 2025, RedCloud Holdings plc requested acceleration of the effective date of the above referenced Registration Statement so that it would become effective at 5:00 p.m. ET on Tuesday, March 18, 2025 or as soon as thereafter practicable. We hereby withdraw our request for acceleration of effectiveness for 5:00 p.m. ET on Tuesday, March 18, 2025.

Further, pursuant to Rule 461 under the Securities Act of 1933, as amended, RedCloud Holdings plc hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5 p.m. ET on Wednesday, March 19, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Justin Floyd
Justin Floyd
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP